[redacted]

..B NUMBER
EXPIRES
EST. AVG. BURDEN HRS. PER RESPONSE

U.S. SECUR 'OMMISSION
9

08031871

	FACING PAGE	
Annual Audited Report Form X-17A-5—Part III	**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**	**SEC File No 8-50602**

REPORT FOR THE PERIOD BEGINNING 01/01/07 **AND ENDING** 12/31/07
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

Name of Broker-Dealer:
ThinkEquity Partners LLC

Official Use Only

Firm ID No. 4427

Securities and Exchange Commission
RECEIVED
FEB 29 2008
Office of Compliance Inspection and Examinations

Address of Principal Place of Business:
(Do not use P.O. Box No.)

600 Montgomery Street, 3rd Floor
(No. and Street)

San Francisco	California	94111
(City)	**(State)**	**(Zip Code)**

Name and Telephone Number of Person to Contact in Regard to This Report

Brian Endres (415) 249-1357
(Area Code—Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KPMG LLP

(Name—if individual, state last, first, middle name)

90 South Seventh Street	Minneapolis	Minnesota	55402
(Address)	**City**	**State**	**(Zip Code)**

Check One:
x Certified Public Accountant
___ Public Accountant
___ Accountant not resident in U.S. or any of its possessions.

PROCESSED
JUN 03 2008
THOMSON REUTERS

For Official Use Only

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (3.91)

OATH OR AFFIRMATION

We, Peter Coleman and Brian K. Endres, swear (or affirm) that to the best of our knowledge and belief the accompanying financial statements pertaining to the firm of ThinkEquity Partners LLC as of December 31, 2007 are true and correct. We further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Peter Coleman – Chief Operating Officer
Brian K. Endres – Controller, Financial and Operations Principal

SEE ATTACHED JURAT
Notary Public

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Cash Flows.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
___ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
___ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
___ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
___ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
___ (m) A copy of the SIPC Supplemental Report.
___ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a5(e)(3).*

Jurat

State of California

County of SAN FRANCISCO

Subscribed and sworn to (or affirmed) before me on this 25TH day of FEBRUARY,

20 08 by PETER COLEMAN and BRIAN K. ENDRES,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature

(Notary seal)

WILSON LEE
COMM. # 1777367
NOTARY PUBLIC - CALIFORNIA
ALAMEDA COUNTY
My Comm. Expires Nov. 28, 2011

OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

ANNUAL AUDITED REPORT
(Title or description of attached document)

FORM X-17A-5 — PART III
(Title or description of attached document continued)

Number of Pages --2-- Document Date 12-31-2007

(Additional information)

INSTRUCTIONS FOR COMPLETING THIS FORM

The wording of all Jurats completed in California after January 1, 2008 must be in the form as set forth within this Jurat. There are no exceptions. If a Jurat to be completed does not follow this form, the notary must correct the verbiage by using a jurat stamp containing the correct wording or attaching a separate jurat form such as this one which does contain proper wording. In addition, the notary must require an oath or affirmation from the document signer regarding the truthfulness of the contents of the document. The document must be signed AFTER the oath or affirmation. If the document was previously signed, it must be re-signed in front of the notary public during the jurat process.

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the jurat process is completed.
- Print the name(s) of document signer(s) who personally appear at the time of notarization.
- Signature of the notary public must match the signature on file with the office of the county clerk.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different jurat form.
  - ❖ Additional information is not required but could help to ensure this jurat is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
- Securely attach this document to the signed document

THINKEQUITY PARTNERS LLC

Statement of Financial Condition

December 31, 2007

Assets

Cash and cash equivalents	$	15,864,947
Receivables from brokers, dealers, and others		2,058,672
Investment banking receivables		1,731,282
Other receivables		676,757
Due from Parent		3,999,962
Due from affiliate		800,001
Securities owned, at market		306,595
Deposits with clearing broker		403,683
Prepaid expenses		660,313
Furniture, equipment, and leasehold improvements, at cost (net of accumulated depreciation of $4,192,715)		3,300,356
Lease deposits		1,257,677
Total assets	$	31,060,245

Liabilities and Members' Equity

Liabilities:		
Accounts payable	$	554,299
Payable to brokers, dealers, and others		1,445,766
Accrued employee compensation and benefits		10,284,506
Other accrued expenses		2,795,549
Subordinated debt		—
Deferred leasehold incentive allowance and deposits payable		526,328
Total liabilities		15,606,448
Commitments and contingencies (note 4)		
Members' equity		15,453,797
Total liabilities and members' equity	$	31,060,245

See accompanying notes to financial statements.

THINKEQUITY PARTNERS LLC

Statement of Operations

	For the period from April 1, 2007 to December 31, 2007 (successor)	For the period from January 1, 2007 to March 31, 2007 (predecessor)	2007 Total
Revenues:			
Commissions	$ 28,999,744	9,558,055	38,557,799
Investment banking fees	21,167,416	10,762,930	31,930,346
Firm trading profit (loss)	(1,746,667)	(570,383)	(2,317,050)
Investment management fees	1,393,968	448,117	1,842,085
Investment gain (loss)	(50)	(1,711,944)	(1,711,994)
Interest	550,244	100,063	650,307
Other income	574,096	25,036	599,132
	50,938,751	18,611,874	69,550,625
Interest expense	(31,474)	(72,953)	(104,427)
Net revenues	50,907,277	18,538,921	69,446,198
Noninterest expenses:			
Employee compensation and benefits	39,512,203	20,518,145	60,030,348
Trade processing and execution	1,912,898	547,887	2,460,785
Brokerage systems and technology	3,455,387	1,075,157	4,530,544
Professional fees	3,190,901	922,275	4,113,176
Travel	2,605,900	662,721	3,268,621
Communication	724,423	218,450	942,873
Occupancy and equipment	3,223,478	1,171,537	4,395,015
Other expenses	5,612,562	1,379,743	6,992,305
Total noninterest expenses	60,237,752	26,495,915	86,733,667
Net income (loss)	$ (9,330,475)	(7,956,994)	(17,287,469)

See accompanying notes to financial statements.

THINKEQUITY PARTNERS LLC

Statement of Changes in Members' Equity

Years ended December 31, 2007

Balances, December 31, 2006	$	9,253,852
Net loss		(7,956,994)
Balances, March 31, 2007 (predecessor)		1,296,858
Capital contributions		22,484,565
Purchase accounting adjustment		(46,056)
Stock based charges		1,048,905
Net loss		(9,330,475)
Balances, December 31, 2007 (successor)	$	15,453,797

See accompanying notes to financial statements.

THINKEQUITY PARTNERS LLC

Statement of Changes in Subordinated Borrowings

Years ended December 31, 2007

Subordinated borrowings at December 31, 2006	$	3,500,000
Increases:		
Issuance of subordinated debt		—
Decreases:		
Payment of subordinated debt		(3,500,000)
Subordinated borrowings at March 31, 2007 (predecessor)		—
Increases:		
Issuance of subordinated debt		—
Decreases:		
Payment of subordinated debt		—
Subordinated borrowings at December 31, 2007 (successor)	$	—

See accompanying notes to financial statements.

THINKEQUITY PARTNERS LLC

Statement of Cash Flows

		For the period from April 1, 2007 to December 31, 2007 (successor)	For the period from January 1, 2007 to March 31, 2007 (predecessor)	2007 Total
Cash flows from operating activities:				
Net income (loss)	$	(9,330,475)	(7,956,994)	(17,287,469)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:				
Depreciation and amortization		717,709	347,750	1,065,459
Purchase accounting adjustment		—	(46,056)	(46,056)
Stock based charges		1,048,905	—	1,048,905
Changes in operating assets and liabilities:				
Receivables		(1,035,438)	58,184	(977,254)
Due from (to) Parent		(2,912,314)	1,024,793	(1,887,521)
Due from affiliate		(229,248)	(96,755)	(326,003)
Securities owned and other investments		(294,485)	1,699,884	1,405,399
Other assets and liabilities		112,593	525,398	637,991
Deposits with clearing broker		(100,179)	—	(100,179)
Accounts payable and payable to brokers		908,091	(459,128)	448,963
Accrued employee compensation and benefits		(2,785,208)	11,465,055	8,679,847
Cash provided by (used in) operating activities		(13,900,049)	6,562,131	(7,337,918)
Cash flows from investing activities:				
Purchase of furniture, equipment, and leasehold improvements		(1,559,549)	(6,919)	(1,566,468)
Cash used in investing activities		(1,559,549)	(6,919)	(1,566,468)
Cash flows from financing activities:				
Proceeds from issuance of subordinated debt		—	—	—
Repayment of subordinated debt		—	(3,500,000)	(3,500,000)
Capital contributions		22,484,565	—	22,484,565
Cash provided by (used in) financing activities		22,484,565	(3,500,000)	18,984,565
Increase (decrease) in cash and cash equivalents		7,024,967	3,055,212	10,080,179
Cash and cash equivalents at beginning of period		8,839,980	5,784,768	5,784,768
Cash and cash equivalents at end of period	$	15,864,947	8,839,980	15,864,947
Supplemental disclosure of cash flow information:				
Cash paid during the period for interest	$	31,473	104,203	135,676

See accompanying notes to financial statements.

END